December 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Scientific Games Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 1, 2011 (the “2010 Form 10-K”)

File No. 000-13063

Dear Mr. Gilmore:

Reference is made to the letter dated November 29, 2011 (the “Comment Letter”) to Mr. Jeffrey B. Johnson, Chief Accounting Officer of Scientific Games Corporation (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.             We note that you disclose several key performance indicators including terminal installed base, revenues from Italy and China and the number of tickets sold in the China Sports Lottery in your earnings releases filed on Form 8-K on March 1, 2011, May 10, 2011, August 9, 2011, and November 2, 2011. Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

The performance indicators mentioned by the Staff are used to a limited extent by the Company’s management, in conjunction with other information, in monitoring specific aspects of the Company’s operations.  Moreover, in the Company’s experience, investors and analysts frequently inquire about such indicators in the context of our earnings announcements.  These performance indicators are referenced in our quarterly earnings releases furnished under Item 2.02 of Form 8-K as supplemental information.

We considered disclosing information relating to these performance indicators in our MD&A in light of Section III.B.1 of SEC Release No. 33-8350, as well as the objectives of Item 303 of Regulation S-K to provide readers of our financial information with information believed to be necessary to an understanding of the Company’s financial condition, changes in financial condition and results of operations.  Among other things, we were cognizant of the Commission’s guidance to not sweep into MD&A all information that the Company communicates, and were mindful that there is not necessarily a direct correlation between these performance indicators (or changes therein) and the Company’s results of operations.  We concluded that these performance indicators, in and of themselves, were not always necessary to an understanding of the Company’s financial condition, changes in financial condition and results of operations for the periods presented, and that it would be most appropriate to refer to one or more of such indicators in the relevant MD&A when it appeared that certain identified trends or fluctuations in these metrics, when combined with the other information included in the MD&A, could contribute meaningfully to understanding and evaluating the Company for the particular periods in question.

Accordingly, to the extent there were changes in the performance indicators, such as with respect to retail sales in Italy and in China, that materially impacted the operating results of the Company for a particular period, and were believed necessary to an understanding of those results, we included relevant disclosure in the MD&A with respect to that period.  By way of example, in the Printed Products Group section of the MD&A Overview in the 2010 Form 10-K, we disclosed certain changes in retail sales of instant tickets in Italy.  Similarly, in the Lottery Systems Group section of the MD&A Overview in the 2010 Form 10-K, we disclosed increases for the year in instant ticket retail sales of the China Sports Lottery.  In the Diversified Gaming Group section of the MD&A Overview in the 2010 Form 10-K, we disclosed a new Global Draw contract to supply approximately 7,600 server-based gaming machines to a significant customer.

Thus, we include reference to specific performance indicators where we believe that such a reference, when combined with the other information discussed, would materially contribute to an understanding of matters of significance highlighted in the MD&A for a particular period.

Critical Accounting Policies

Valuation of long-lived and intangible assets and goodwill, page 43

2.             Please tell us what your reporting units are and the amount of goodwill allocated to each reporting unit.  To the extent that any of your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•      The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•      The amount of goodwill allocated to the reporting unit;

•      A description of the methods and key assumptions used and how the key assumptions were determined;

•      A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•      A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

The Company has three reporting units:  the Printed Products Group, the Lottery Systems Group and the Diversified Gaming Group.  As disclosed in Note 5 of the Notes to Consolidated Financial Statements in our 2010 Form 10-K, the amount of goodwill allocated to the Printed Products Group, the Lottery Systems Group and the Diversified Gaming Group was $335.5 million, $186.9 million and $241.5 million, respectively, as of December 31, 2010.  Our annual impairment valuation produced estimated fair values of equity for those units of $830 million, $350 million and $230 million, respectively, compared to carrying values of equity of $250 million, $122.5 million and $77.4 million, respectively.  In each case, the estimated fair value substantially exceeded the carrying value (by 232%, 186% and 197%, respectively).  Accordingly, we do not believe that any of our reporting units was at risk of failing step one of the goodwill impairment test as of December 31, 2010.  We will disclose that view in future filings if future impairment tests result in the same conclusion, or provide more detailed disclosures of the type described in the Staff’s comment to the extent that future impairment tests indicate that the fair value of any reporting unit is no longer substantially in excess of the carrying value.

Liquidity, Capital Resources and Working Capital, page 51

3.             Your disclosure on page 55 indicates that “substantially all cash held by foreign entities is available to meet liquidity needs.”  Please explain to us what you mean by this disclosure.  We also note your disclosure on page 106 which indicates that management plans on indefinitely reinvesting the earnings from foreign subsidiaries.  Tell us how you considered disclosing the amount of cash and cash equivalents that is currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries.  In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

The statement referenced by the Staff on page 55 of the 2010 Form 10-K was intended to disclose that almost all of the cash we held outside the U.S. was free from legal encumbrances or similar restrictions that would prevent it from being accessed to meet the Company’s global liquidity needs, including, if necessary, to fund operations in the U.S.  The Company’s intention is to permanently reinvest undistributed earnings of foreign subsidiaries and current plans do not demonstrate a need to repatriate them to fund operations in the U.S.

Total cash held by our foreign subsidiaries was $61.6 million as of December 31, 2010.  To the extent that a portion of that foreign cash were ever used to meet liquidity needs in the U.S. (which we do not anticipate), the Company could incur a tax liability, the timing and amount of which would depend on a variety of factors.  A significant amount of the cash held by our foreign subsidiaries could be transferred to the U.S. as repayments of intercompany loans and the Company has significant foreign tax credit carryovers that would be available to reduce any potential U.S. tax liability.

We will include in future filings disclosure of the amount of cash held by our foreign subsidiaries and include language to clarify that, although we intend to reinvest our foreign cash in our businesses outside the U.S., there may be tax implications if a portion of the cash held in foreign jurisdictions were nevertheless repatriated for domestic use.

Financial Statements

Note (1) Description of the Business and Summary of Significant Accounting Policies

(n) Revenue Recognition, page 72

4.             Please describe your arrangements where instant lottery tickets are sold at variable prices and explain in greater detail how you account for these revenues.  We note that your current disclosures indicate that revenue is recognized when “the percentage of the amount of retail sales is generated.”  However, the disclosures in your Form 10-K for the fiscal year ended December 31, 2009 indicate that these revenues are recognized when “the percentage of the amount of retail sales is determined.” Please tell us whether there was a change in your revenue recognition policy for these arrangements. Refer to the authoritative guidance you relied upon when determining your accounting.

Our arrangements where instant tickets are sold at variable prices take the form of contracts that provide for the Company to receive a contractually fixed percentage of the retail sales of the instant tickets. The Company only earns the fixed percentage when the tickets are sold to lottery players at the retail level. Therefore, revenue from the sale of instant lottery tickets under these arrangements is recognized when the retail sales are generated.  The revenue recognition policy for instant lottery tickets sold at variable prices did not change from 2009 to 2010.  However, the word “determined” was changed to “generated,” as noted by the Staff, because the Company believes “generated” reflects the revenue recognition process more clearly.

The Company follows the revenue recognition guidance set forth in Accounting Standards Codification (“ASC”) 605, Revenue Recognition, and Staff Accounting Bulletin Topic 13, Revenue Recognition, as follows:

•      persuasive evidence of an arrangement exists upon execution of a contract;

•      delivery has occurred or services have been rendered upon receipt of instant lottery tickets by the customer and transfer of title to the customer;

•      the price to the customer is fixed or determinable for variable priced instant lottery tickets when the amount of retail sales (of which we receive a contractually fixed percentage) is generated by the customer, the timing of which varies depending upon a particular contract’s settlement process; and

•      collectability is reasonably assured as the majority of instant ticket contracts are with government customers with a strong history of payment.

Under contracts of this type, a general right of return does not exist and the Company does not have any additional performance requirements.  If there are defects in the instant ticket product, which are usually detected prior to shipment, the Company incurs the costs to correct the ticket order.

Note (14) Income Taxes, page 103

5.             We note your disclosure on page 106 which indicates that you have not provided deferred taxes on the excess of book basis over tax basis of certain foreign subsidiaries because these differences are permanent in duration.  You also indicate that you continue to reinvest the earnings of foreign subsidiaries indefinitely.  Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2010 and how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2.

The estimated cumulative amount of earnings of foreign subsidiaries that are permanently reinvested outside the U.S. was $217.8 million as of December 31, 2010.  Because the Company has not provided deferred taxes on the excess of book basis over tax basis of certain foreign subsidiaries, we did not disclose the amount of undistributed foreign earnings as the Company believed such disclosure was not meaningful.

As noted above in our response to Staff comment #3, a significant amount of the cash in our foreign subsidiaries could be transferred to the U.S. as repayments of intercompany loans, which loan repayments would not create a U.S. federal income tax liability.  Moreover, given the large number of tax jurisdictions involved and the many factors and assumptions required to estimate the amount of the U.S. federal income tax on the undistributed earnings after reduction for the available foreign tax credits, we believe that it is not practical to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on the Company’s undistributed foreign earnings.

However, we will disclose in future filings the cumulative amount of the temporary difference related to the foreign earnings permanently reinvested outside the U.S.

Note (16) Equity Investments in Joint Ventures

Consorzio Lotterie Nazionali/Lotterie Nazionali S.r.l., page 112

6.             We note that you record the earnings from your equity investment in LNS on an after-tax basis in light of the corporate structure and that your previous earnings in your CLN equity investment were recorded on a pre-tax basis. Please explain why your equity earnings in LNS are recorded on an after-tax basis, explain why this is different from your accounting for CLN and refer to the authoritative guidance that supports your accounting.

The difference between the accounting for earnings from our equity investment in Lotterie Nazionali S.r.l. (“LNS”) and the accounting for earnings from our equity investment in Consorzio Lotterie Nazionali (“CLN”) reflects the fundamental difference between the legal structures of the two entities.

CLN, a consortium organized under the laws of the Republic of Italy of which the Company owns a 20% equity interest, is treated as a partnership. The tax consequences of CLN’s profits and losses are attributable to the members of the consortium.  Therefore, the tax consequences of the Company’s investment in CLN are included within the Company’s tax provision and not offset against the Company’s equity in earnings of CLN.

LNS, a società a responsabilità limitata of which the Company owns a 20% equity interest, is treated as a corporation. The tax consequences of LNS’ profits and losses are attributable to LNS and not its owners.  Accordingly, these tax consequences are included within our equity in earnings of LNS.

The earnings from our interests in CLN and LNS were recorded in accordance with ASC 323, Investments, Equity Method and Joint Ventures, Partnerships, and Topic 740, Income Taxes.

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Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please contact me at (678) 297-5265.

Very truly yours,

/s/ Jeffrey B. Johnson

Jeffrey B. Johnson
Vice President, Finance, Chief Accounting Officer and Corporate Controller

cc:	Mr. A. Lorne Weil
Chairman and Chief Executive Officer
Scientific Games Corporation

Mr. Jeffrey S. Lipkin
Senior Vice President and Chief Financial Officer
Scientific Games Corporation